Suite #1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030 Fax: (604) 681-8039
_________________________________________________

INFORMATION CIRCULAR
As at October 22, 2014, unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON DECEMBER 1, 2014

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Jet Metal Corp. (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management of the Company (“Management”).  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

NOTICE-AND-ACCESS PROCESS

In accordance with the notice-and-access rules under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has sent its proxy-related materials to registered holders and non-objecting beneficial owners using notice-and-access.  Therefore, although Shareholders still receive a proxy or voting instruction form (as applicable) in paper copy, this Information Circular, the annual consolidated financial statements of the Company for its fiscal year ended April 30, 2014 and related management discussion and analysis, are not physically delivered.  Instead, Shareholders may access these materials under the Company’s profile on SEDAR at www.sedar.com or at www.envisionreports.com/JetMetalsAGM2014.

Registered holders or Canadian non-objecting beneficial owners may request paper copies of the Meeting materials be sent to them by postal delivery at no cost to them.  In order to receive a paper copy of the Meeting materials, please call toll free within North America 1-866-962-0498 or outside North America, call 514-982-8716.  Any U.S. beneficial owner who wishes to receive a paper copy of the Meeting materials should contact Broadridge Investor Communications Solutions, Canada at 1-877-907-7643.   Requests for paper copies of the Meeting materials should be received by November 21, 2014 in order to receive the Meeting materials in advance of the Meeting.  To obtain a paper copy of the Meeting materials after the date of the Meeting, please contact the Corporate Secretary of the Company at 1-866-683-8030, ext. 238.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Company’s transfer agent toll free at 1-866-964-0492.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their common shares of the Company (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial

Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the shares represented by the proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2014 will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At October 22, 2014, the Company had 26,578,035 Common Shares issued and outstanding.

Common Shares

October 22, 2014 has been determined as the record date as of which holders of Common Shares or their duly appointed proxies are entitled to receive notice of and attend and to one vote per common share at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Quorum and Significant Shareholders

The quorum for a meeting of Shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to vote at the meeting.

To the knowledge of the directors or executive officers of the Company, as at October 22, 2014, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Company.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors”) at four (4).  Although Management is nominating four (4) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then.  Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE PROXY. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence1 of Nominee and Present Positions with the Company	Principal Occupation and, if not presently an elected director, occupation during last five years1	Period from which Nominee has been a director	Number of Common Shares Held2,3
Stewart Wallis 4, 5, 6, 7 British Columbia, Canada Director	Consulting geologist and President of Sundance Geological Ltd.	2009/03/31	103,150
Jay Sujir4, 5, 6 British Columbia, Canada Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno LLP.	2003/02/19	10,850
Mark Lotz 4, 5 British Columbia , Canada Director	Self-employed Chartered Accountant since 1998.	2014/04/01	0
Jim Crawford 6 British Columbia, Canada Director, Chief Executive Officer and President	Chief Operating Officer of King & Bay West Management Corp.	2013/08/29	0
1 The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
2 The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
3 Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4 Member of the Company’s Audit Committee.
5 Member of the Company’s Compensation Committee.
6 Member of the Company’s Corporate Governance Committee.
7 Mr. Wallis served as a director from June 16, 2003 to July 29, 2008.  He was re-appointed a director effective March 31, 2009.

PENALTIES AND SANCTIONS

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days.

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Other than as disclosed below, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Sujir, a director of the Company, is a director of Rio Silver Inc. (formerly Escape Gold Inc. formerly Escape Group Inc.) which company has been subject to cease-trade orders in British Columbia and Alberta for extended periods of time for failure to file financial statements.  Mr. Sujir had no association with the company whatsoever at the time the financial statements became overdue or when the cease trade orders were made, and he became a director solely to assist with the resurrection of the company.

Mr. Sujir was also an independent director of Norwood Resources Ltd. (“Norwood”) from May 2008 until January 2011.  In the last quarter of 2010, the board of directors of Norwood determined that delays through the last quarter of 2010 had made Norwood insolvent and believed that the company was not financeable, and determined that the interests of stakeholders would best be protected by an assignment into bankruptcy.  Norwood declared bankruptcy on January 19, 2011.  Mr. Sujir resigned as a director of Norwood on January 19, 2011.

In 2008, Mr. Lotz was subject to a proceeding by the Investment Dealers Association of Canada (now Investment Industry Regulatory Organization of Canada (“IIROC”)). On January 5, 2009, An IIROC appeal panel found Mr. Lotz to have committed a negligent omission that violated IIROC bylaws by failing to disclose an outside business activity in a registration form and failing to disclose that he had become the Chief Financial Officer of a publicly traded company. As a result of this decision, Mr. Lotz was subject to fines totalling $20,000 and required to write and pass the examination based on the Partners, Directors and Officers Course administered by the Canadian Securities Institute.

APPOINTMENT AND REMUNERATION OF AUDITOR

Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, the current Auditors of the Company, were appointed on June 30, 2007, and are the current Auditors of the Company.  The persons named in the enclosed Instrument of Proxy will vote for the reappointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Information Circular, and transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the most recently completed financial year of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair of the Company;

(b)           a vice-chair of the Company;

(c)           the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function, including sales, finance or production; or

(e)	performing a policy-making function in respect of the Company.

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation discussion and analysis

The Company has a compensation committee that is responsible for determining all forms of compensation to be granted to the Named Executive Officers and the directors, and for reviewing the President and CEO’s recommendations respecting compensation of the other officers of the Company. The Company’s Named Executive Officers are compensated through consulting agreements and or management services arrangements. The compensation committee does not have a pre-determined compensation plan and does not engage in benchmarking practices.

Compensation for the NEOs is composed of three components: base salary, performance bonuses and stock options.  Performance bonuses are considered from time to time.  The compensation committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  The establishment of base salary, award of stock options and performance bonuses is based on subjective criteria including individual performance, level of responsibility, length of service and available market data.  The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized exploration and development stage companies, however there is no fixed formula, or pre-determined set of peer companies that is used for this determination.

Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO.  Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the compensation committee, which takes into consideration a variety of factors.  These factors include overall financial and operating performance of the Company and the Board’s overall assessment of each NEO’s individual performance and contribution towards meeting corporate objectives, levels of responsibility and length of service.  Each of these factors is evaluated on a subjective basis.

Base Salary

In the Board’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Board considers each NEO’s responsibilities based on subjective factors and made appropriate base salary increases or decreases.  During the fiscal year ended April 30, 2014, the base compensation for Mark Morabito (Executive Chairman until August 29, 2013) was $100,000. Samuel Yik (Chief Financial Officer until January 13, 2014), Jim Crawford (Chief Executive Officer and President since June 7, 2013) and Kate-Lynn Genzel (Chief Financial Officer since January 13, 2014) do not receive compensation directly from the Company, except for grants of options and discretionary bonuses.   Mr. Yik, Mr. Crawford and Ms. Genzel are employees of King & Bay West Management Corp. (“King & Bay West”),

a company which provides management services to the Company.  King & Bay West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  See “Management Contracts” for a description of the Company’s agreement with King & Bay West.  The base compensation for Mr. Mark Ludwig as Chief Executive Officer and President during the year ended April 30, 2014, was $45,936.  Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013.

Bonus Payments

Executive officers are eligible for annual cash bonuses. The compensation committee does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the compensation committee uses informal goals typical for exploration and development stage companies such as strategic acquisitions, advancement of exploration, operations and development, equity and debt financings and other transactions and developments that serve to increase the Company’s valuation. Precise goals or milestones are not pre-set by the compensation committee. During the three most recently completed financial years, the Company has not paid any discretionary cash bonuses to its Named Executive Officers.

Long-Term Incentives

The Company believes that granting stock options and shares to key personnel encourages retention and more closely aligns the interests of executive management with the intent of Shareholders. The inclusion of options in compensation packages allows the Company to compensate employees while not drawing on limited cash resources. Further, the Company believes that the option component serves to further align the interests of management with the interests of the Company’s Shareholders. The amount of options to be granted is based on the relative contribution and involvement of the individual in question, as well as taking into consideration previous option grants. There are no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric.  During the financial year ended April 30, 2014, the Company did not grant any stock options to its Named Executive Officers.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risk Management and Assessment

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated. The compensation committee is responsible for reviewing the Company’s compensation program to ensure that risks are identified and mitigated to the extent possible. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders.  The Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

While the Company has not awarded any discretionary bonuses in the past three financial years, there is a risk associated with its approach to discretionary bonuses as there are no pre-defined objectives, target amounts or caps. As a result, there is some incentive for Named Executive Officers to take on unmanageable risk and unsustainable performance over the long term in order to achieve a short term discretionary bonus payout. The Company is aware of this risk and at such time the Company moves to a more advanced stage of development, it is expected that the compensation committee will develop a bonus program with pre-defined objectives and target amounts in order to mitigate these risks.

The Company views stock options as a valuable tool for aligning the interest of management and Shareholders in the long term growth and success of the Company. The Company is aware that stock option grants that vest immediately may create an incentive for management to maximize short term gains at the expense of the long term success of the Company. In order to mitigate this risk, option grants are generally subject to vesting period of two years from the date of grant.

Compensation Governance

Compensation Committee

Members and Independence

During the financial year ended April 30, 2014, the compensation committee was comprised of three directors of the Company, the majority of whom are currently independent of the Company for purposes of applicable securities laws. The compensation committee consisted of Jay Sujir, Derrick Gill and Chris Healey, all of whom were independent.  Mr. Gill did not stand for re-election at the Company’s annual general meeting held August 29, 2014 and was replaced by Stewart Wallis. Mr. Wallis is not considered independent by virtue of his serving as Chief Executive Officer of the Company until April 30, 2012.  Mr. Healey resigned as a director on March 31, 2014, and Mark Lotz was appointed a director and a member of the compensation committee on April 1, 2014.  Mr. Lotz is an independent director.

Skills and Experience

The Board believes that each current and former member of the compensation committee possesses skills and experience relevant to the mandate of the compensation committee. In addition, the members of the compensation committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
Jay Sujir
Mr. Sujir is a securities lawyer and a partner in the law firm of Anfield Sujir Kennedy & Durno LLP. He has acted and continues to act as counsel for numerous companies in the mining sector. Mr. Sujir routinely advises publically traded mineral resource companies on executive compensation matters and has developed significant knowledge in this area. Mr. Sujir is also a director of several other junior resource companies.

Stewart Wallis
Mr. Wallis is a consulting geologist with over 30 years’ experience in the mineral exploration industry.  He served as the Company’s Chief Executive Officer and President from 2009 until April 30, 2012.  He is the President of Sundance Geological Ltd. which provides geological consulting services to junior resource companies.  Mr. Wallis is also a director of a number of other junior resource companies.

Mark Lotz
Mr. Lotz is a Chartered Accountant with over 18 years’ experience, primarily in the minerals industry and related securities business.  He has held CFO positions with several publically traded mineral resource companies and also serves as a director of a number of other junior resource companies. He also has served as senior executive officer for two securities firms and as a compliance officer for the Vancouver Stock Exchange (now the TSX Venture Exchange).

Responsibilities, Powers and Operation

The compensation committee’s primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by:

•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonuses, and other benefits, direct or indirect, and any change-of-control packages of the Company’s executive officers;

•	Reviewing compensation of the Board of Directors;

•
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	Research and identification of trends in employment benefits; and

•	Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the compensation committee are held from time to time as the compensation committee or the Chairman of the compensation committee shall determine. The compensation committee may ask members of management or others to attend meetings or to provide information as necessary.  The compensation committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Advisor

The Company has not, at any time since the Company’s most recently completed financial year, retained a compensation consultant or advisor to assist the Board or Compensation Committee in determining the compensation of any of the Company’s directors or executive officers.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2014, the Company’s Named Executive Officers. The Company had five Named Executive Officers during the fiscal year ended April 30, 2014, namely Mark J. Morabito, Samuel Yik, Mark Ludwig, Jim Crawford and Kate-Lynn Genzel.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(6)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Mark J. Morabito (1) Executive Chairman	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil 15,900	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 150,000 150,000	100,000 150,000 165,900
Samuel Yik (2) CFO	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil 31,800	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	11,307 22,793 14,485	11,307 22,793 46,285
Mark Ludwig (3) Chief Executive Officer & President	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil 306,420	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	45,936 271,423 190,036	45,936 271,423 496,456
Jim Crawford (4) Chief Executive Officer & President	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil) Nil Nil	Nil Nil Nil	Nil Nil Nil	24,756 Nil Nil	24,756 Nil Nil
Kate-Lynn Genzel (5) Chief Financial Officer	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	4,613 Nil Nil	4,613 Nil Nil

(1)
Mr. Morabito served as Executive Chairman from March 1, 2010 until August 29, 2013.  Mr. Morabito received his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2011 between the Company, MJM Consulting Corp. (a company owned by Mr. Morabito) and Mr. Morabito. Mr. Morabito received a monthly fee of $12,500 for services provided by Mr. Morabito. See below under “Termination and Change of Control Benefits” for a description of this agreement.

(2)
Mr. Yik served as Chief Financial Officer of the Company from December 1, 2011 until January 13, 2014.  Mr. Yik did not receive compensation directly from the Company, except for grants of options and discretionary bonuses.  Mr. Yik was an employee of King & Bay West, a company which provides management services to the Company.  King & Bay West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Mr. Yik under the heading “All other compensation” is the amount paid by King & Bay West directly to Mr. Yik during the fiscal year ended April 30, 2014 based on the estimated time Mr. Yik spent providing services to the Company.

(3)
Mr. Ludwig served as President and Chief Executive Officer from April 30, 2012 to June 7, 2013. Mr. Ludwig received his compensation in the form of consulting fees pursuant to a consulting agreement dated July 12, 2011, as amended on April 23, 2012, between the Company, Ludwig and Associates LLC (“L&A”) and Mr. Ludwig (the “L&A Consulting Agreement”) whereby L&A was paid a monthly fee of US$20,833.33 per month for Mr. Ludwig’s services.  See below under “Termination and Change of Control Benefits” for a description of this agreement.

(4)
Mr. Crawford was appointed Chief Executive Officer and President of the Company on June 7, 2013.  He is an employee of King & Bay West, a company which provides management services to the Company.  King & Bay West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Mr. Crawford under the heading “All other compensation” is the amount paid by King & Bay West directly to Mr. Crawford during the fiscal year ended April 30, 2014 based on the estimated time Mr. Crawford spent providing services to the Company.

(5)
Ms. Genzel was appointed Chief Financial Officer of the Company on January 13, 2014.  She is an employee of King & Bay West, a company which provides management services to the Company.  King & Bay West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Ms. Genzel under the heading “All other compensation” is the amount paid by King & Bay West directly to Ms. Genzel during the fiscal year ended April 30, 2014 based on the estimated time Ms. Genzel spent providing services to the Company.

(6)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were July 20, 2011 and April 24, 2012.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate 1.32%; b) expected life of three years; c) the price of the stock on the grant date; d) average expected volatility of 156% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Option-based Awards

The only equity compensation plan which the Company has in place is its stock option plan (the “Plan”). The Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company.

On September 17, 2013, the Company consolidated its common shares on the basis of 10 pre-consolidation shares for 1 post-consolidation share.  All share and stock option numbers are reported on a post-consolidated basis.  As at the end of the financial year ended April 30, 2014, 657,804 Common Shares were reserved to be granted pursuant to the Plan, of which 198,588 incentive stock options to purchase Common Shares were granted to the Named Executive Officers, other officers and the directors of the Company. The exercise price of the options is fixed by the Board at the time of grant at the market price of the Common Shares, subject to all applicable regulatory requirements. The allocation of the option grants is approved by the board of directors of the Company and past grants are taken into determination when determining future grants.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito(2) Executive Chairman	7,500(3) 11,838(4) 37,500(3) 5,000(3)	$10.80 $8.80 $14.40 $3.80	2014/05/28 2014/11/30 2015/12/21 2017/04/24	Nil Nil Nil Nil	Nil	Nil
Samuel Yik (5) Chief Financial Officer	10,000	$3.80	2017/04/24	Nil	Nil	Nil
Mark Ludwig (6) Chief Executive Officer & President	25,000(3) 40,000(3)	$3.80 $6.70	2017/04/24 2016/07/20	Nil Nil	Nil	Nil
Jim Crawford (7) Chief Executive Officer & President	5,000(3)	$3.80	2017/04/24	Nil	Nil	Nil
Kate-Lynn Genzel Chief Financial Officer	Nil	N/A	N/A	Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2014, being $0.32.
(2)
Mr. Morabito’s option based awards are disclosed in this table and not included in the Directors’ Compensation section below.  Mr. Morabito ceased to be Executive Chairman and a director on August 29, 2013.

(3)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(4)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.
(5)	Mr. Yik resigned as Chief Financial Officer on January 13, 2014.
(6)	Mr. Ludwig resigned as Chief Executive Officer and President on June 7, 2013.
(7)	Mr. Crawford’s option based awards are disclosed in this table and not included in the Directors’ Compensation section below.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2014

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2014:

Name	Option-based awards – Value vested during the year ($)(3)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito, Executive Chairman	Nil(4)	Nil	Nil
Samuel Yik (1) Chief Financial Officer	Nil(5)	Nil	Nil
Mark Ludwig (2) Chief Executive Officer & President	Nil(6)	Nil	Nil
Jim Crawford Chief Executive Officer & President	Nil(7)	Nil	Nil
Kate-Lynn Genzel Chief Financial Officer	Nil(8)	Nil	Nil
(1)	Mr. Yik resigned as Chief Financial Officer effective January 13, 2014.
(2)	Mr. Ludwig resigned as Chief Executive Officer and President effective June 7, 2013.
(3)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(4)
1,250 options exercisable at $3.80 per share vested on October 24, 2013, and 1,250 options exercisable at $3.80 per share vested on April 24, 2014.  The closing prices of the Common Shares on the Toronto Stock Exchange (“TSX”) on October 24, 2013 and on the TSX Venture Exchange (“TSXV”) on April 24, 2014 were $0.175 and $0.315 per share respectively.

(5)	2,500 options exercisable at $3.80 per share vested on October 24, 2013. The closing price of the Common Shares on the TSXV on October 24, 2013 was $0.175 per share.
(6)	No options vested for Mr. Ludwig from May 1, 2013 to the date of his resignation on June 7, 2013.
(7)
1,250 options exercisable at $3.80 per share vested on October 24, 2013 and 1,250 options exercisable at $3.80 per share vested on April 24, 2014.   The closing prices of the Common Shares on the TSX on October 24, 2013 and on the TSXV on April 24, 2014 were $0.175 and $0.315 per share respectively.

(8)	No options vested for Ms. Genzel during the year ended April 30, 2014.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The following describes the respective consulting agreements that were in effect for the Named Executive Officers:

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting Corp. (“MJM”) and Mark J. Morabito (“Morabito”) (the “MJM Consulting Agreement”). Under the terms of the MJM Consulting Agreement, MJM provided the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time. Under the terms of the MJM Consulting Agreement, MJM received a monthly fee of $12,500 plus applicable taxes and was eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the MJM Consulting Agreement, MJM was to receive a lump sum payment equivalent to 12 months’ fees.  In the event of termination within one year of a change of control, MJM was to receive the equivalent of 36 months’ fees and an amount equivalent to all cash bonuses paid to MJM in the 36 months prior to the change of control.  Effective December 31, 2013, the MJM Consulting Agreement was terminated by MJM and Morabito without any termination payment.

On July 12, 2011, the Company entered into a consulting agreement with Ludwig and Associates LLC (“L&A”) and Mark Ludwig (“Ludwig”) (the “L&A Consulting Agreement”) pursuant to which L&A provided the personal services of Ludwig to act as Vice President and Chief Operating Officer (U.S.) and a mining, engineering, business and management consultant of the Company.  Under the terms of the L&A Consulting Agreement, L&A received a monthly fee of US$16,666 and was eligible to receive an annual cash bonus in the amount of US$70,000, payable at the discretion of the Board of Directors based on the performance of L&A and the overall performance of the Company.  In addition L&A received a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In the event of termination of the L&A Consulting Agreement, L&A was to receive a lump sum payment equivalent to three (3) months’ fees.  On April 23, 2012, in anticipation of Ludwig being appointed as Chief Executive Officer and President of the Company, the parties to the L&A Consulting Agreement entered into an amendment to consulting agreement (the “Amending Agreement”) pursuant to which the fee was amended to US$20,833.33 per month.  All other terms of the L&A Consulting Agreement remained in full force and effect.  Upon Mr. Ludwig’s resignation as Chief Executive Officer and President of the Company effective June 7, 2013, the L&A Consulting Agreement was terminated with no payment to Ludwig or L&A.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Provision Value(1)	Termination on a Change of Control(1)
Mark J. Morabito(2)	Nil	Nil
Mark Ludwig(3)	Nil	Nil

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (April 30, 2014).
(2)	Effective December 31, 2013, the MJM Consulting Agreement was terminated without a termination payment.
(3)	Effective June 7, 2013, Mr. Ludwig resigned as Chief Executive Officer and President of the Company and the L&A Consulting Agreement was terminated without a termination payment.

Director Compensation

During the fiscal year ended April 30, 2014, the Company had no formal director compensation program; however, directors are eligible to receive options to purchase Common Shares pursuant to the terms of the Company’s Stock Option Plan.

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers during the fiscal year ended April 30, 2014. During the financial year ended April 30, 2014, the Company had six directors who were not Named Executive Officers, being Jay Sujir, Stewart Wallis, Chris Collingwood, Derrick Gill, Chris Healey and Mark Lotz.

Name	Fees earned ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Jay Sujir	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Stewart Wallis	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris Collingwood(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Derrick Gill(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris Healey(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark Lotz(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	No directors’ fees were paid during the fiscal year ended April 30, 2014
(2)	No option-based awards were granted to directors who were not Named Executive Officers during the year ended April 30, 2014.
(3)	Messrs. Collingwood and Gill ceased to be directors effective August 29, 2013.
(4)	Mr. Healey resigned as a director effective March 31, 2014.
(5)	Mr. Lotz was appointed a director effective April 1, 2014.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

On September 17, 2013, the Company consolidated its common shares on the basis of 10 pre-consolidation shares for 1 post-consolidation share.  All share and stock option numbers are reported on a post-consolidated basis.  The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended April 30, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jay Sujir	5,000(2) 10,000(2)	$10.80 $14.40	2014/05/28 2015/12/21	Nil Nil	Nil	Nil
Stewart Wallis	7,500(2) 2,500(3) 5,000(3) 37,500(2) 5,000(2)	$10.80 $8.80 $8.40 $14.40 $3.80	2014/05/28 2014/11/30 2015/01/06 2015/12/21 2017/04/24	Nil Nil Nil Nil Nil	Nil	Nil
Chris Collingwood	3,500(2) 5,000(3) 10,000(2)	$10.80 $8.80 $14.40	2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil	Nil	Nil
Derrick Gill	6,000(2) 6,250(3) 10,000(2)	$10.80 $8.80 $14.40	2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Chris Healey	20,000(2)	$3.80	2017/04/24	Nil	Nil	Nil
Mark Lotz	Nil	N/A	N/A	Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2014 being $0.32.
(2)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(3)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2014

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the financial year ended April 30, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jay Sujir	Nil(2)	Nil	Nil
Stewart Wallis	Nil(3)	Nil	Nil
Chris Collingwood	Nil(2)	Nil	Nil
Derrick Gill	Nil(2)	Nil	Nil
Chris Healey	Nil(4)	Nil	Nil
Mark Lotz	Nil(2)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	No options vested during the fiscal year ended April 30, 2014.
(3)
1,250 options exercisable at $3.80 per share vested on October 24, 2013, and 1,250 options exercisable at $3.80 per share vested on April 24, 2014.  The closing prices of the Common Shares on the TSX on October 24, 2013 and on the TSXV on April 24, 2014 were $0.175 and $0.315 per share respectively.

(4)
5,000 options exercisable at $3.80 per share vested on October 24, 2013 and 5,000 options exercisable at $3.80 per share vested on April 24, 2014.  The closing prices of the Common Shares on the TSX on October 24, 2013 and on the TSXV on April 24, 2014 were $0.175 and $0.315 per share respectively.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	342,213	$12.01	315,591
Equity compensation plans not approved by securityholders(1)	Nil	Nil	Nil
Total	342,213	$12.01	315,591
(1)	At April 30, 2014, the Company had a 10% rolling stock option plan that reserved for issuance 657,804 of the Common Shares for issuance as stock options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Pursuant to the terms of a management services agreement (the “King & Bay West Agreement”), made effective January 1, 2010 (as amended on October 1, 2010 and on September 16, 2014), the Company engaged King & Bay West  of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E

4G1, to provide services and facilities to the Company. King & Bay West is a private company which is owned by Mark Morabito, a former Director and former Executive Chairman of the Company.  King & Bay West provides the Company with administrative and management services. The services provided by King & Bay West include shared facilities, geological, technical, accounting, corporate communications and business development services. The fees for these management services are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by King & Bay West, and the Company reimburses King & Bay West for such costs on a monthly basis. The King & Bay West Agreement may be terminated by either party upon four months’ written notice.

During the fiscal year ended April 30, 2014, the Company incurred fees of $365,619 (excluding taxes) to King & Bay West.  Of this amount $250,982 was for King & Bay West personnel provided to the Company and $114,637 was for overhead and third party costs incurred by King & Bay West on behalf of the Company.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s 2014 Annual Information Form on Form 20-F (the “20-F”) for the year ended April 30, 2014 under the heading, “Audit Committee”, including a copy of the audit committee charter which is attached to the 20-F. The 20-F is available under the Company’s profile at www.sedar.com. Upon request, the Company will promptly provide a copy of the 20-F free of charge to any securityholder of the Company.

As of the date of this Information Circular, the Company’s Audit Committee members are Jay Sujir, Mark Lotz and Stewart Wallis.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted.

Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  NI 52-110 sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Board of Directors of the Company (the “Company’s Board”) is currently comprised of four directors.  Of these, two, being Jay Sujir and Mark Lotz, are considered by the Company’s Board to be independent.  Jim Crawford is not independent by virtue of being the Company’s current Chief Executive Officer and President.  Stewart Wallis is not independent by virtue of being the Company’s former Chief Executive Officer and President.

Management of the Company is nominating four directors for election:  Jim Crawford, Stewart Wallis, Jay Sujir and Mark Lotz.  As stated above, Stewart Wallis and Jim Crawford are not considered independent.  If the proposed directors are elected, the Company’s Board will be composed of four directors, two independent and two (Jim Crawford and Stewart Wallis) non-independent.

Jay Sujir serves as the Chair of the Company’s Board.  The Chair is independent. The Chair’s responsibilities include, without limitation, ensuring that the Company’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of the Company’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for the Company’s Board, ensuring that management is aware of concerns of the Company’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Company’s Board.

The Company’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management.  The independent directors did not meet separately during the last financial year of the Company. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.  The independent directors are encouraged to meet separately when they determine that it is appropriate.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Stewart Wallis	Logan Resources Ltd.
Jay Sujir
Cannon Point Resources Ltd.
Carlin Gold Corporation
Excelsior Mining Corp.
NEMI Northern Energy & Mining Inc.
Red Eagle Mining Corporation
Rio Silver Inc.
Roughrider Exploration Limited
Slater Mining Corporation
Sunward Resources Ltd.
Uracan Resources Ltd.

Jim Crawford	None
Mark Lotz	Commander Resources Ltd.

Orientation and Continuing Education

The Company provides an orientation program to new directors.  This program consists of:

•	A detailed briefing with the Chairman.

•	A detailed briefing with the President & Chief Executive Officer.

•
The Company’s General Counsel providing education regarding directors’ responsibilities, corporate governance issues and recent and developing issues related to corporate governance and regulatory reporting.

•	Provision of the Company’s committee charters and corporate governance policies to the new director.

•	Access to the Company’s independent directors, as required, for the new director to discuss the operation of the Company and the Board.

The Company also encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.  The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

Ethical Business Conduct

The Board of Directors expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives. On February 19, 2009, the Board of Directors adopted a formal written Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR at ww.sedar.com.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. In addition, in accordance with the Business Corporations Act (British Columbia), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances.

Nomination of Directors

The Company does not at this time have a specific committee responsible for the nomination of directors.  The nomination of directors is currently addressed by the Board of Directors as a whole, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board of Directors members, including both formal and informal discussions among Board of Directors members and the President and CEO. The process by which the Board of Directors identifies new candidates for director positions begins with the approval by the board of a statement of competencies and experience sought with respect to each new candidate. Proposed directors’ credentials are reviewed in advance of a Board of Directors meeting with one or more members of the Board of Directors prior to the proposed director’s nomination. An invitation to join the board is made only where board consensus regarding the proposed candidate is obtained.

Compensation

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis by the compensation committee and/or the Board of Directors as a whole. At present, the Board of Directors is satisfied that the current Board of Directors’ compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. Further details about the Company’s compensation practices are disclosed under the heading “Statement of Executive Compensation”.

Other Board Committees

The only committee of the Board that the Company has, other than the Audit Committee and Compensation Committee, is the Corporate Governance Committee. The current members of the Corporate Governance Committee are Jay Sujir, Stewart Wallis and Jim Crawford. The purpose of the Corporate Governance Committee is to review the Company’s corporate governance documents and practices.

Assessments

The Board of Directors does not, at present, have a formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. The Board of Directors conducts informal periodic assessments of the effectiveness of the Board of Directors and its individual directors on an ongoing basis.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

At the Meeting, Shareholders will be asked to consider, and if thought advisable, approve the stock option plan for the Company (the “2014 Plan” or the “Plan”) to replace the Company’s existing stock option plan (the “2013 Plan”) which was approved by Shareholders at the Company’s annual and general meeting of Shareholders held August 29, 2013.  Like the 2013 Plan, the 2014 Plan is a “rolling” stock option plan and is established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company.  When the 2013 Plan was approved by Shareholders, the Company’s Common Shares were listed on the TSX and the 2013 Plan met the requirements of Part VI of the TSX Corporate Finance Manual.  On January 17, 2014, the Company voluntarily delisted its Common Shares from the TSX and on January 20, 2014 its Common Shares began trading on the TSXV.  The 2014 Plan meets the requirements of TSXV Policy 4.4 – Incentive Stock Options (the “Policy”).

The 2014 Plan reserves for issuance a maximum of 10% of the Common Shares at the time of a grant of options under the 2014 Plan. The 2014 Plan is administered by the Board of Directors and provides for grants of non-transferable options under the Plan at the discretion of the Board of Directors to directors, senior officers, employees, management company employees of, or consultants to, the Company and its subsidiaries, or their permitted assigns (each an “Eligible Person”).

The Board of Directors has the authority under the 2014 Plan to determine the exercise price per Common Share at the time an option is granted, but such price shall not be less than the closing price of the Common Shares on the TSXV on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors.   The Board of Directors also has the authority under the 2014 Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions, provided that any options granted to Consultants performing Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than one-quarter of the options vesting in any three-month period.

The term of options granted under the 2014 Plan shall not exceed 10 years from the date of grant.  However, as permitted by the Policy, the 2014 Plan has been amended to include an automatic extension of the expiry date associated with any option that expires during a trading blackout period imposed by the Company in accordance with insider trading policies.  Under the 2014 Plan, if an option expires within a blackout period, the expiry date will be automatically extended to ten (10) business days following the date on which the blackout period is lifted.

All options granted under the 2014 Plan are not assignable or transferable other than by will or the laws of dissent and distribution. Other than Eligible Persons engaged in Investor Relations Activities, if an optionee ceases to be an Eligible Person for any reason whatsoever other than termination for cause or death, each fully vested option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person), provided that in no event shall such right extend beyond the expiry date of such options. If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.  In the case of an optionee who is an Eligible Person engaged in Investor Relations Activities, each fully vested option held by such optionee will cease to be exercisable within 30 days from the date such optionee ceases to provide Investor Relations Activities, provided that in no event shall such right extend beyond the expiry date of such options.  In the case of an optionee who is an Eligible Person who is terminated for cause, any option held by such optionee shall expire immediately.

In adherence with the Policy, the 2014 Plan also includes the following limitations on stock option grants:

(a)
unless the Company obtains shareholder approval (which must be disinterested shareholder approval if required by the policies of the TSXV) the aggregate number of Common Shares issuable pursuant to options granted under the Plan, together with Common Shares issuable under any other Share Compensation Arrangement of the Company shall not at any time exceed 10% of the number of Common Shares outstanding immediately prior to the grant of any such option;

(b)
the aggregate number of Common Shares issuable to any one Eligible Person who is a Consultant (as defined in the 2014 Plan) shall not, within a one year period, exceed 2% of the number of Common Shares outstanding immediately prior to the grant of any such option;

(c)
the aggregate number of Common Shares issuable to all Eligible Persons retained in Investor Relations Activities shall not, within a one year period, exceed 2% of the number of Common Shares outstanding immediately prior to the grant of any such option; and

(d)
unless the Company obtains disinterested shareholder approval, the aggregate number of Common Shares issuable to any one Eligible Person (and where permitted, any companies that are wholly owned by that Eligible) shall not, within a one year period, exceed 5% of the number of Common Shares outstanding immediately prior to the grant of any such option.

Furthermore, the 2014 Plan states that shareholder approval must be obtained to effect any of the following modifications to the Plan: (a) an increase in the benefits under the Plan; (b) an increase in the number of Common Shares which may be issued under the Plan; (c) modifications to the requirements as to the eligibility for participation in the Plan; (d) modifications to the limitations on the number of options that may be granted to any one person or category of persons under the Plan; (e) modifications to the method for determining the exercise price of options granted under the Plan; (f) an increase in the maximum option period; or (g) modifications to the expiry and termination provisions applicable to options granted under the Plan.

The Company currently has 26,578,035 Common Shares outstanding which means 2,657,804 Common Shares could be reserved for issuance upon the exercise of stock options. As of the date of this circular, there are no Common Shares reserved for the exercise of outstanding stock options.

Therefore, at the Meeting, Shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED, as an Ordinary Resolution of the Shareholders of the Company, that:

1.
Subject to regulatory approval, the stock option plan (the “2014 Plan”) pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the company to a maximum of 10% of the issued and outstanding Common Shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis, be and is hereby approved and ratified.

2.
The Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the 2014 Plan entitling the option holders to purchase Common Shares of the Company.

3.
Any one director or officer of the Company be and is hereby authorized to execute any and all documents as the director or officer deems necessary to give effect to the transactions contemplated in the 2014 Plan.”

The full text of the 2014 Plan will be available for review at the Meeting and may be obtained from the Company prior to the Meeting by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

Management recommends that Shareholders vote in favour of the resolution to approve the 2014 Plan.  In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the 2014 Plan.

Approval of Shares for Debt Settlement

On September 16, 2014, the Company entered into a Debt Settlement Agreement (the “Debt Settlement Agreement”) with King & Bay West Management Corp. (“King & Bay West”) and MJM Consulting Corp. (“MJM” and together with King & Bay West, the “Creditors”) to settle a total of $246,062.40 of dated accounts payable through the issuance of 1,640,416 Common Shares of the Company (the “Shares for Debt Settlement”). The 1,640,416 Common Shares of the Company would be issued at a deemed price of $0.15 which was the closing price of the Company’s Common Shares on the TSXV on September 16, 2014.

The dated accounts payable were on account of:

(a)
fees for administrative and management services provided to the Company by King & Bay West pursuant to a management services agreement between the Company and King & Bay West, made effective January 1, 2010 (as amended on October 1, 2010 and on September 16, 2014); and

(b)	fees for management consulting services provided to the Company by MJM pursuant to a consulting agreement dated March 1, 2011 between the Company, MJM and Mark J. Morabito.

Pursuant to the Debt Settlement Agreement, the Company proposes to issue 612,500 Common Shares at a deemed price of $0.15 per Common Share to MJM in settlement of $91,875.00 outstanding debt, and 1,027,916 Common Shares at a deemed price of $0.15 per Common Share to King & Bay West in settlement of $154,187.10 outstanding debt.   The total of 1,640,416 Common Shares issued to the Creditors pursuant to the Shares for Debt Settlement would represent approximately 5.8% of the issued and outstanding Common Shares of the Company following completion of the Shares for Debt Settlement. As a result of the Shares for Debt Settlement, Mr. Mark Morabito, through companies that he controls, will beneficially own and control 2,979,971 Common Shares, representing approximately 10.56% of the issued and outstanding Common Shares.

The Board of Directors and management of the Company believe that the proposed Shares for Debt Settlement is in the best interests of the Company because the Creditors have agreed to settle the amounts owed to them through the issuance of Common Shares, thus enabling the Company to preserve its cash for operations.  The Company has received conditional approval for the Shares for Debt Settlement from the TSXV, subject to the Company receiving disinterested shareholder approval.

Mark J. Morabito, a former director and Executive Chairman of the Company, is the majority owner of both Creditors, and Jim Crawford, the Chief Executive Officer, President and a director of the Company, is the Chief Operating Officer of King & Bay West.  Therefore, the Company and both Creditors are non-

arm’s length parties under the policies of the TSXV.  The Shares for Debt Settlement also constitutes a “related party transaction” for the Company under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI-61-101”).  Pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempt from the requirements under MI-61-101 of having to perform a formal valuation of, and obtaining minority approval of, the Shares for Debt Settlement with the Creditors as the securities of the Company are only listed on the TSXV and at the time the Shares for Debt Settlement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for the Shares for Debt Settlement, insofar as it involved “interested parties” (as defined in MI 61-101) exceeded 25% of the Company’s market capitalization. The Shares for Debt Settlement was approved unanimously by all non-interested directors of the Company.

At the Meeting, Disinterested Shareholders will be asked to consider and, if deemed advisable, to pass a resolution approving the Shares for Debt Settlement in the following terms:

“BE IT RESOLVED, as an Ordinary Resolution, that:

1.
The Company is hereby authorized to settle liabilities owing the King & Bay West Management Corp. and MJM Consulting Corp. (together, the “Creditors”) in the aggregate amount of $246,062.40 in consideration of the issuance to the Creditors of 1,640,416 Common Shares in the capital of the Company at a deemed price per Common Share of $0.15 (the “Settlement Shares”).

2.
Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, the executive of any such document or the doing of any such act or thing being conclusive evidence of such determination.

3.
Notwithstanding the foregoing, the directors of the Company are hereby authorized, without further approval of or notice to, the Shareholders of the Company, to revoke this resolution at any time before the Settlement Shares are issued to the Creditors.”

Management believes that the proposed Shares for Debt Settlement is in the best interests of the Company and recommends that Shareholders vote in favour of the resolution to approve Shares for Debt Settlement. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the Shares for Debt Settlement at the Meeting.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.  Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended April 30, 2014 and 2013 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 22nd day of October, 2014.

“Jim Crawford”

Jim Crawford

Chief Executive Officer, President and Director